Mail Stop 3561

June 1, 2007

Peter F. Collins
Chief Financial Officer
True Religion Apparel, Inc.
2263 E. Verson Ave
Vernon, CA 90058

> **RE: True Religion Apparel, Inc.**
> **Item 4.01 Form 8-K filed May 16, 2007**
> **File No. 0-51483**

Dear Mr. Collins:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Your filing on May 16, 2007 states that you requested Stonefield Josephson, Inc. to furnish you with a letter addressed to the Securities and Exchange Commission stating whether or not they agree with the disclosures in that filing. That letter was required to be filed within ten business days after the filing of the Form 8-K; however, our records do not indicate that it has been filed. Please revise to file the required letter or advise why it has not been filed. See Item 304(a) of Regulation S-K.

2. We noted your disclosure with respect to the engagement of Deloitte & Touche. Please tell us if Deloitte had accepted the engagement as of that date and consider revising the disclosure as appropriate. If Deloitte had not yet accepted the engagement, then it appears a new Form 8-K should be filed announcing the date they were engaged. Please revise or advise.

Peter F. Collins
True Religion Apparel, Inc.
June 1, 2007
Page 2

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        As appropriate, and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the representations requested above and submit your response to these comments as an EDGAR correspondence file.

        You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding these comments.

                        Sincerely,

                        Michael Moran
                        Branch Chief